                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of April 2004


                            DEUTSCHE BANK CORPORATION
                 (Translation of Registrant's Name Into English)

                        DEUTSCHE BANK AKTIENGESELLSCHAFT
                                 TAUNUSANLAGE 12
                             60325 FRANKFURT AM MAIN
                                     GERMANY
                    (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F

            Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

      This Report on Form 6-K contains portions of Deutsche Bank AG's Interim Report as of March 31, 2004. This Report on Form 6-K is not intended to be incorporated by reference into Registration Statements on Form S-8 filed by Deutsche Bank AG under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

      This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

      By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 on pages 9 through 14 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

DISCUSSION OF RESULTS

NET INCOME (LOSS)

In the first quarter of 2004, we started to reap the benefits of our transformation agenda over the last two years. Net income of E 941 million (1Q03: net loss of E 219 million) reflected the significantly improved profitability of our leaner business platform, and also our reduced exposure to charges or write-downs on alternative investments. Adjusted return on average active equity (post-tax) was 15% in the current quarter and basic earnings per share increased to E 1.81 (with diluted earnings per share of E 1.67).

Income tax expense of E 597 million increased by E 174 million due to significantly higher taxable pre-tax income. Current quarter sales of equity securities resulted in a E 23 million reversal of 1999/2000 credits for tax rate changes (1Q 2003: E 30 million). Excluding the reversal-effect our effective tax rate was 38% in the first quarter of 2004 (including the reversal-effect our effective tax rate was 40%).

INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES

Reported income before income tax expense was E 1.6 billion compared to E 234 million in the first quarter of 2003 and underlying pre-tax profit, which excludes certain non-underlying items (see page 27 for details), was E 1.4 billion, up 45% on last year's first quarter (E 950 million). Underlying pre-tax return on average active equity improved by 9 percentage points to 22%. These best-ever quarterly results since conversion to U.S. GAAP reflect the increased operating strength of our businesses and represent very good progress towards our targets.

TOTAL REVENUES BEFORE PROVISION FOR LOAN LOSSES

Total reported revenues were E 6.2 billion, while underlying revenues of E 5.9 billion increased by E 351 million over the first quarter of 2003. Revenues were adversely impacted by foreign currency translation, especially on our U.S. dollar based revenues, and the effects from the deconsolidation of non-core businesses, primarily the Global Securities Services (GSS) business. The growth reflected our strong revenue momentum, which was especially encouraging in our sales & trading and origination areas as well as in our PCAM businesses.

Net interest revenues of E 1.4 billion were E 88 million higher than in the first quarter of 2003, and trading revenues increased by E 251 million to E 2.0 billion. On a combined basis, net interest and trading revenues of E 3.4 billion were up E 339 million, or 11%, on the same period in 2003. Interest and trading revenues from our sales & trading areas continued to be very strong, even though market conditions were less favorable for certain businesses. Approximately half of the increase in net interest and trading revenues was attributable to PCAM's guaranteed value mutual funds business, which was consolidated in last year's third quarter subsequent to the introduction of FIN 46. Effective March 31, 2004, the Group adopted the revised version of FIN 46 (FIN 46 (R)). As a result of this adoption, most of these funds were deconsolidated.

Commission and fee revenues increased by E 91 million to E 2.4 billion, mainly due to higher brokerage fees which grew by E 69 million, or 13%, to E 581 million in the current quarter. Most of the increase was generated by our Sales & Trading (equities) business and by our Private Wealth Management business. In addition, underwriting and advisory fees of E 402 million were up E 59 million, or 17%, compared to last year's first quarter, with the growth primarily attributable to equity origination. Partly offsetting these increases were lower fees from fiduciary activities. This decrease was mainly attributable to the sale of most of our GSS business in the first quarter of 2003.

Net gains on securities available for sale of E 65 million arose primarily from gains of E 50 million from sales from our industrial holdings portfolio. In last year's first quarter, net losses of E 396 million on securities available for sale primarily related to write-downs for other-than-temporary impairments on investments in EFG Eurobank Ergasias S.A., Fiat S.p.A. and mg technologies ag.

Net income from equity method investments was E 163 million in the first quarter of 2004, mostly attributable to structured transactions in our sales & trading areas and to Asset and Wealth Management's (AWM's) real estate business. In addition, approximately E 57 million of the total related to investments held by Corporate

Investments (CI). In the first quarter of last year, net loss from equity method investments was E 646 million. Virtually all of last year's loss was attributable to CI investments, most notably the complete write-off of our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG.

Other noninterest revenues of E 63 million reflected revenues from the sale of loans of approximately E 80 million, previously deferred gains of E 45 million from the sale of non-core businesses in 2003 and net gains from other CI investments of E 35 million. With the consolidation of AWM's guaranteed value mutual funds under FIN 46, the corresponding beneficial interest of investors (E 140 million in the current quarter), is shown as a charge in other noninterest revenue. In the first quarter of 2003, other noninterest revenues of E 605 million included net gains of E 503 million from the sale of businesses (primarily due to the sale of the aforementioned GSS business).

TOTAL PROVISION FOR LOAN/CREDIT LOSSES

The total provision for credit losses was E 141 million in the first quarter of 2004, a reduction of 60% compared to E 350 million in the first quarter of 2003. The provision for the first quarter of 2004 included E 123 million for on-balance sheet risk, which is reported in the provision for loan losses line, and E 18 million for off-balance sheet exposure, which is recorded in other noninterest expenses. The decrease in our provision for credit losses is the sixth consecutive quarter of decline and reflects the overall improved credit quality of our corporate loan book and the continued success of workouts.

The total provision for credit losses is comprised of net new specific loan loss provisions, as well as net provisions for smaller-balance standardized homogeneous exposures, net country risk provisions and net other inherent losses. More than half of the total provision for credit losses in the first quarter of 2004 related to specific provisions required against a wide range of industry sectors, the largest two being utilities and manufacturing/engineering. The remaining portion of the provision for credit losses was principally driven by our homogeneous portfolio.

NONINTEREST EXPENSES

Noninterest expenses of E 4.5 billion were up 2% on the same period in 2003. The operating cost base of E 4.4 billion, which excludes certain noninterest expense items was 3% higher than in last year's first quarter. The increase reflected higher accruals for incentive-based compensation expenses, consistent with the stronger performance especially in our sales & trading and origination areas. This was partly offset by lower non-incentive-based compensation expenses and lower non-compensation expenses. The underlying cost/income ratio improved to 74%.

Two general observations are worth noting when comparing noninterest expenses in both quarters:

- Cost containment measures and business disposals resulted in reductions in almost all major expense categories.

- Foreign exchange rate movements had a favorable effect on the development of our noninterest expenses.

Compensation and benefits showed a net increase of E 234 million. The net increase resulted from the aforementioned higher incentive-based compensation, offset by lower severance payments and lower other compensation expenses.

The non-compensation operating cost base was E 1.6 billion compared to E 1.7 billion in last year's first quarter. The decrease by E 110 million was mainly attributable to reductions in occupancy expenses, IT expenses and communication expenses. Occupancy expenses included charges for sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses of E 32 million in the first quarter of 2004 and of E 67 million in last year's first quarter.

Remaining noninterest expenses decreased by E 33 million. The decline reflected a goodwill impairment charge of E 114 million in the first quarter of 2003, partly offset by higher provisions for off-balance sheet exposures (up E 48 million, see discussion above), increased policyholder benefits and claims (up E 22 million) and higher minority interest (up E 9 million).

RESULTS OF OPERATIONS BY SEGMENT

The following is management's discussion of the results of our business segments: the Corporate and Investment Bank, the Private Clients and Asset Management and the Corporate Investments. See pages 16 and 20 for information regarding

-     changes in management responsibility,

-     changes in the framework of our management reporting systems and

- consolidated and other adjustments to the total results of operations of our business segments.

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The Corporate and Investment Bank (CIB) reported income before income taxes of E
1.2 billion, with underlying pre-tax profits of E 1.1 billion for the three months ended March 31, 2004, a 22% increase in underlying pre-tax profits compared to the same period in 2003. Underlying revenues were E 4.0 billion, up 9% on the first quarter, driven by debt and equity sales and trading.

Sales and trading (equity) produced E 786 million of net revenues in the first quarter, a 32% increase on the same period in 2003. Equity Derivative revenues remained strong, in respect to both trading and customer business, while proprietary trading activities benefited from a strategic diversification into Asia. Adverse market conditions in the first quarter of 2004 impacted Convertibles earnings, although these are showing signs of normalizing. European cash equity commission revenues increased, with Deutsche Bank maintaining its leading position on the London Stock Exchange in terms of shares traded. U.S. cash revenues increased on the back of stronger trading, while pan-European trading conditions have been more challenging following market uncertainties arising from ongoing concerns over terrorism.

Sales and trading (debt and other products) contributed E 1.9 billion in net revenues. Although net revenues were adversely impacted by the stronger Euro, they increased by over 7% on the already exceptional first quarter of last year. This was achieved against a background of sustained volatility, which drove higher customer volumes in flow products such as government bonds and particularly foreign exchange. Proprietary trading gains were a higher proportion of earnings than our longer-term average, thanks to our ability to extract relative value from markets, though client-related business remained by far the dominant source of earnings. Deutsche Bank continued to benefit from its leadership position in high-margin, high-growth fixed income market segments, including credit derivatives, emerging markets, interest rate derivatives and securitized products.

Origination and advisory net revenues were E 376 million in the first quarter, a 13% year on year increase. In equity origination, we retained a leading position in Europe, Middle East and Africa (EMEA) and had our best ever quarter in Asia Pacific, while also recording our best quarter in the U.S. for the last seven quarters. In debt origination we led the way in underwriting EMEA deals in both investment grade and high yield markets. In advisory, completed transactions in the market fell in the first quarter and while announced market volumes were stronger across the board, these were dominated by a number of industry-transforming transactions.

Loan product net revenues, at E 463 million, were in line with the first quarter in 2003. Reductions in loan volumes, along with correspondingly lower interest and fee income, were partly offset by increased syndication income.

Net revenues from transaction services decreased by E 38 million to E 495 million. Reductions due to the sale of most of our Global Securities Services business in last year's first quarter were partly offset by the first revenue impacts of the acquisition of the German domestic custody operations from Dresdner Bank.

Provision for credit losses were further reduced to E 72 million, a two-thirds reduction from the E 231 million recorded in the same period last year, reflecting the improved overall credit quality of our corporate loan book.

Noninterest expenses increased by E 336 million compared to last year's first quarter, with the operating cost base increasing by E 285 million. Compensation and benefits reflected higher accruals for incentive-based compensation to match the significantly higher underlying profitability. The non-compensation operating cost base was in line with the first quarter last year.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

Private Clients and Asset Management (PCAM) reported income before income taxes of E 410 million for the three months ended March 31, 2004, a 51% increase over the first quarter 2003. Underlying pre-tax profit, which excludes gains from the sale of non-core businesses, increased by E 181 million or 79%.

With underlying revenues of E 2.0 billion, up 5% from the first quarter of last year, PCAM is delivering on its objective to achieve profitable growth by expanding its worldwide position in its fields of activity.

Private & Business Clients reported income before income taxes of E 255 million, an increase of 98% compared to E 128 million for the three months ended March 31, 2003. This growth demonstrates the continued progress in the transformation of this division. Underlying revenues increased E 41 million, or 4%, over the first quarter of 2003. The operating cost base decreased by E 59 million, or 7%, resulting in a significantly improved cost/income ratio of 72% compared to 80% in the first quarter 2003. Provisions for credit losses declined by E 27 million from last year's first quarter, which saw higher provisions resulting from increased delinquencies in the Mortgage Portfolio, that since normalized.

Reported income before income taxes of Asset and Wealth Management was E 155 million in this year's first quarter compared to E 143 million in the same period last year. The first quarter 2003 included a gain of E 43 million on the sale of the Passive Asset Management business. Underlying pre-tax profit increased by 54% or E 54 million primarily reflecting the significant progress in our Private Wealth Management business which resulted in higher invested assets and revenues. In addition, cost containment initiatives within our Asset Management business contributed to significant improvements in our retail and institutional businesses, particularly in the Americas and Asia/Pacific.

CORPORATE INVESTMENTS GROUP DIVISION

Corporate Investments (CI) reported income before income taxes of E 54 million in the first quarter of 2004, compared to a reported loss before income taxes of E 1.4 billion in the same period in 2003. This reflected the success of the strategy of de-risking the bank by reducing exposure to alternative assets, whose book value decreased by 51% to E 2.7 billion, compared to E 5.5 billion at the end of the first quarter of 2003. Net revenues of E 158 million included net gains from equity method investments and other investments of E 89 million, net gains on securities available for sale and from our industrial holdings portfolio of E 50 million, and net gains related to businesses sold totaling E 22 million. Noninterest expenses of E 98 million comprised sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses of E 32 million.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of March 31, 2004, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the three months ended March 31, 2004 and 2003. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft

Frankfurt am Main, April 29, 2004

CONSOLIDATED STATEMENT OF INCOME

INCOME STATEMENT

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                                                                               --------------------------------
in E m.                                                                                        MAR 31, 2004        Mar 31, 2003
===============================================================================================================================
Interest revenues                                                                                     6,728               6,901
-------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                                      5,334               5,595
-------------------------------------------------------------------------------------------------------------------------------
NET INTEREST REVENUES                                                                                 1,394               1,306
-------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                                                               123                 380
===============================================================================================================================
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES                                                 1,271                 926
===============================================================================================================================
Commissions and fees from fiduciary activities                                                          798                 830
-------------------------------------------------------------------------------------------------------------------------------
Commissions, broker's fees, markups on securities underwriting and other securities
activities                                                                                              983                 855
-------------------------------------------------------------------------------------------------------------------------------
Fees for other customer services                                                                        622                 627
-------------------------------------------------------------------------------------------------------------------------------
Insurance premiums                                                                                       31                  29
-------------------------------------------------------------------------------------------------------------------------------
Trading revenues, net                                                                                 2,035               1,784
-------------------------------------------------------------------------------------------------------------------------------
Net gains (losses) on securities available for sale                                                      65                (396)
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from equity method investments                                                        163                (646)
-------------------------------------------------------------------------------------------------------------------------------
Other revenues                                                                                           63                 605
===============================================================================================================================
TOTAL NONINTEREST REVENUES                                                                            4,760               3,688
===============================================================================================================================
Compensation and benefits                                                                             2,816               2,582
-------------------------------------------------------------------------------------------------------------------------------
Net occupancy expense of premises                                                                       305                 366
-------------------------------------------------------------------------------------------------------------------------------
Furniture and equipment                                                                                  45                  42
-------------------------------------------------------------------------------------------------------------------------------
IT costs                                                                                                450                 473
-------------------------------------------------------------------------------------------------------------------------------
Agency and other professional service fees                                                              148                 131
-------------------------------------------------------------------------------------------------------------------------------
Communication and data services                                                                         156                 169
-------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims                                                                         50                  28
-------------------------------------------------------------------------------------------------------------------------------
Other expenses                                                                                          500                 477
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                                                       -                 114
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                                                                  -                  (2)
===============================================================================================================================
TOTAL NONINTEREST EXPENSES                                                                            4,470               4,380
===============================================================================================================================
INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT OF
ACCOUNTING CHANGES                                                                                    1,561                 234
-------------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                                                      597                 423
-------------------------------------------------------------------------------------------------------------------------------
Reversal of 1999/2000 credits for tax rate changes                                                       23                  30
===============================================================================================================================
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES, NET OF TAX                                941                (219)
-------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes, net of tax                                                       -                   -
===============================================================================================================================
NET INCOME (LOSS)                                                                                       941                (219)
-------------------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                                                                               --------------------------------
in E                                                                                           MAR 31, 2004        Mar 31, 2003
===============================================================================================================================
EARNINGS PER COMMON SHARE
Basic
   Income (loss) before cumulative effect of accounting changes, net of tax                            1.81               (0.37)
   Cumulative effect of accounting changes, net of tax                                                    -                   -
   NET INCOME (LOSS)                                                                                   1.81               (0.37)
Diluted
   Income (loss) before cumulative effect of accounting changes, net of tax                            1.67               (0.37)
   Cumulative effect of accounting changes, net of tax                                                    -                   -
   NET INCOME (LOSS)                                                                                   1.67               (0.37)
===============================================================================================================================
Number of shares in m.
-------------------------------------------------------------------------------------------------------------------------------
Denominator for basic earnings per share  -
weighted-average shares outstanding                                                                   521.1               586.9
Denominator for diluted earnings per share  -
adjusted weighted-average shares after assumed conversions (when dilutive)                            563.2               586.9
-------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

STATEMENT OF COMPREHENSIVE INCOME

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                                                                               --------------------------------
in E m.                                                                                        MAR 31, 2004        Mar 31, 2003
===============================================================================================================================
NET INCOME (LOSS)                                                                                       941                (219)
===============================================================================================================================
Reversal of 1999/2000 credits for tax rate changes                                                       23                  30
-------------------------------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities available for sale
   Unrealized net losses arising during the period, net of tax and other                               (413)               (878)
   Net reclassification adjustment for realized net (gains) losses, net of applicable
   tax and other                                                                                        (57)                553
-------------------------------------------------------------------------------------------------------------------------------
Unrealized net gains (losses) on derivatives hedging variability of cash flows,
net of tax                                                                                               16                 (25)
-------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation
   Unrealized net gains (losses) arising during the period, net of tax                                  350                (141)
   Net reclassification adjustment for realized net (gains) losses, net of tax                            6                 (41)
===============================================================================================================================
TOTAL OTHER COMPREHENSIVE LOSS                                                                          (75)               (502)
===============================================================================================================================
COMPREHENSIVE INCOME (LOSS)                                                                             866                (721)
-------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

ASSETS

-------------------------------------------------------------------------------------------------------------------------------
in E m.                                                                                        MAR 31, 2004        Dec 31, 2003
===============================================================================================================================
Cash and due from banks                                                                               6,762               6,636
-------------------------------------------------------------------------------------------------------------------------------
Interest-earning deposits with banks                                                                 20,358              14,649
-------------------------------------------------------------------------------------------------------------------------------
Central bank funds sold and securities purchased under resale agreements                            122,090             112,419
-------------------------------------------------------------------------------------------------------------------------------
Securities borrowed                                                                                 104,307              72,796
-------------------------------------------------------------------------------------------------------------------------------
   Bonds and other fixed-income securities                                                          210,775             204,324
   Equity shares and other variable-yield securities                                                 72,306              66,306
   Positive market values from derivative financial instruments                                      69,758              65,460
   Other trading assets                                                                              11,590               9,281
                                                                                               ------------        ------------
Total trading assets                                                                                364,429             345,371
-------------------------------------------------------------------------------------------------------------------------------
Securities available for sale                                                                        24,474              24,631
-------------------------------------------------------------------------------------------------------------------------------
Other investments                                                                                     7,992               8,570
-------------------------------------------------------------------------------------------------------------------------------
Loans, net                                                                                          145,582             144,946
-------------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                                           5,791               5,786
-------------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                              6,874               6,735
-------------------------------------------------------------------------------------------------------------------------------
Other intangible assets, net                                                                          1,160               1,122
-------------------------------------------------------------------------------------------------------------------------------
Other assets related to insurance business                                                            8,574               8,249
-------------------------------------------------------------------------------------------------------------------------------
Due from customers on acceptances                                                                       108                  60
-------------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable                                                                           3,450               3,612
-------------------------------------------------------------------------------------------------------------------------------
Pending securities transactions past settlement date                                                 12,176              11,082
-------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                         44,020              36,950
===============================================================================================================================
TOTAL ASSETS                                                                                        878,147             803,614
-------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------------
in E m.                                                                                        MAR 31, 2004        Dec 31, 2003
===============================================================================================================================
   Noninterest-bearing deposits                                                                      28,402              28,168
   Interest-bearing deposits                                                                        322,603             277,986
                                                                                               ------------        ------------
Total deposits                                                                                      351,005             306,154
-------------------------------------------------------------------------------------------------------------------------------
   Bonds and other fixed-income securities                                                           72,865              66,685
   Equity shares and other variable-yield securities                                                 29,400              25,382
   Negative market values from derivative financial instruments                                      68,270              61,167
                                                                                               ------------        ------------
Total trading liabilities                                                                           170,535             153,234
-------------------------------------------------------------------------------------------------------------------------------
Central bank funds purchased and securities sold under repurchase agreements                        115,656             102,433
-------------------------------------------------------------------------------------------------------------------------------
Securities loaned                                                                                    21,773              14,817
-------------------------------------------------------------------------------------------------------------------------------
Other short-term borrowings                                                                          22,137              22,290
-------------------------------------------------------------------------------------------------------------------------------
Acceptances outstanding                                                                                 108                  60
-------------------------------------------------------------------------------------------------------------------------------
Insurance policy claims and reserves                                                                  9,467               9,071
-------------------------------------------------------------------------------------------------------------------------------
Accrued interest payable                                                                              3,955               3,793
-------------------------------------------------------------------------------------------------------------------------------
Pending securities transactions past settlement date                                                  9,802              10,390
-------------------------------------------------------------------------------------------------------------------------------
Other liabilities                                                                                    46,160              53,380
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                       95,424              97,480
-------------------------------------------------------------------------------------------------------------------------------
Obligation to purchase common shares                                                                  3,551               2,310
===============================================================================================================================
TOTAL LIABILITIES                                                                                   849,573             775,412
===============================================================================================================================
Common shares, no par value, nominal value of E 2.56                                                  1,490               1,490
-------------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                                           11,147              11,147
-------------------------------------------------------------------------------------------------------------------------------
Retained earnings                                                                                    21,504              20,486
-------------------------------------------------------------------------------------------------------------------------------
Common shares in treasury, at cost                                                                     (656)               (971)
-------------------------------------------------------------------------------------------------------------------------------
Equity classified as obligation to purchase common shares                                            (3,551)             (2,310)
-------------------------------------------------------------------------------------------------------------------------------
Share awards                                                                                          1,309                 954
-------------------------------------------------------------------------------------------------------------------------------
   Deferred tax on unrealized net gains on securities available for sale relating to
   1999 and 2000 tax rate changes in Germany                                                         (2,805)             (2,828)
   Unrealized net gains on securities available for sale, net of applicable tax
   and other                                                                                          1,467               1,937
   Unrealized net gains (losses) on derivatives hedging variability of cash flows,
   net of tax                                                                                            13                  (3)
   Foreign currency translation, net of tax                                                          (1,344)             (1,700)
                                                                                               ------------        ------------
Total accumulated other comprehensive loss                                                           (2,669)             (2,594)
===============================================================================================================================
TOTAL SHAREHOLDERS' EQUITY                                                                           28,574              28,202
===============================================================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                          878,147             803,614
-------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                                                                               --------------------------------
in E m.                                                                                        MAR 31, 2004        Mar 31, 2003
===============================================================================================================================
COMMON SHARES
Balance, beginning of year                                                                            1,490               1,592
Common shares distributed under employee benefit plans                                                    -                   -
Balance, end of period                                                                                1,490               1,592
-------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                                           11,147              11,199
Net losses on treasury shares sold                                                                        -                 (36)
Balance, end of period                                                                               11,147              11,163
-------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                                                           20,486              22,087
Net income (loss)                                                                                       941                (219)
Net gains (losses) on treasury shares sold                                                               80                (311)
Other                                                                                                    (3)                (32)
Balance, end of period                                                                               21,504              21,525
-------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES IN TREASURY, AT COST
Balance, beginning of year                                                                             (971)             (1,960)
Purchases of shares                                                                                  (7,752)             (6,454)
Sale of shares                                                                                        8,067               6,837
Treasury shares distributed under employee benefit plans                                                  -                   1
Balance, end of period                                                                                 (656)             (1,576)
-------------------------------------------------------------------------------------------------------------------------------
EQUITY CLASSIFIED AS OBLIGATION TO PURCHASE COMMON SHARES
Balance, beginning of year                                                                           (2,310)               (278)
Additions                                                                                            (1,241)                  -
Deductions                                                                                                -                   -
Balance, end of period                                                                               (3,551)               (278)
-------------------------------------------------------------------------------------------------------------------------------
SHARE AWARDS - COMMON SHARES ISSUABLE
Balance, beginning of year                                                                            2,196               1,955
Deferred share awards granted, net                                                                    1,231                 980
Deferred shares distributed                                                                               -                  (1)
Balance, end of period                                                                                3,427               2,934
-------------------------------------------------------------------------------------------------------------------------------
SHARE AWARDS - DEFERRED COMPENSATION
Balance, beginning of year                                                                           (1,242)             (1,000)
Deferred share awards granted, net                                                                   (1,231)               (980)
Amortization of deferred compensation, net                                                              355                 169
Balance, end of period                                                                               (2,118)             (1,811)
-------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of year                                                                           (2,594)             (3,604)
Reversal of 1999/2000 credits for tax rate changes                                                       23                  30
Change in unrealized net gains on securities available for sale, net of applicable
tax and other                                                                                          (470)               (325)
Change in unrealized net gains/losses on derivatives hedging variability of cash
flows, net of tax                                                                                        16                 (25)
Foreign currency translation, net of tax                                                                356                (182)
Balance, end of period                                                                               (2,669)             (4,106)
===============================================================================================================================
TOTAL SHAREHOLDERS' EQUITY, END OF PERIOD                                                            28,574              29,443
-------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

CASH FLOW STATEMENT

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                                                                               --------------------------------
in E m.                                                                                        MAR 31, 2004        Mar 31, 2003
===============================================================================================================================
NET INCOME (LOSS)                                                                                       941                (219)
===============================================================================================================================
Adjustments to reconcile net income (loss) to net cash used in operating activities
   Provision for loan losses                                                                            123                 380
   Restructuring activities                                                                               -                  (2)
   Gain on sale of securities available for sale, other investments, loans and other                   (145)               (618)
   Deferred income taxes, net                                                                           213                 137
   Impairment, depreciation and other amortization and accretion                                        630               1,561
   Cumulative effect of accounting changes, net of tax                                                    -                   -
   Share of net loss (income) from equity method investments                                            (69)                 78
-------------------------------------------------------------------------------------------------------------------------------
Net change in
   Trading assets                                                                                   (34,216)             (7,984)
   Other assets                                                                                      (8,428)             (8,520)
   Trading liabilities                                                                               17,310               9,545
   Other liabilities                                                                                  7,970               3,017
   Other, net                                                                                           284                (223)
===============================================================================================================================
NET CASH USED IN OPERATING ACTIVITIES                                                               (15,387)             (2,848)
===============================================================================================================================
Net change in
   Interest-earning deposits with banks                                                              (7,435)              3,163
   Central bank funds sold and securities purchased under resale agreements                          (9,849)             (3,210)
   Securities borrowed                                                                              (31,511)            (33,709)
   Loans                                                                                             (3,115)             (3,270)
-------------------------------------------------------------------------------------------------------------------------------
Proceeds from
   Sale of securities available for sale                                                              9,994               4,083
   Maturities of securities available for sale                                                          838               1,289
   Sale of other investments                                                                            287                 343
   Sale of loans                                                                                      6,139               1,959
   Sale of premises and equipment                                                                        23                 514
-------------------------------------------------------------------------------------------------------------------------------
Purchase of
   Securities available for sale                                                                    (12,031)             (5,905)
   Other investments                                                                                   (283)               (688)
   Loans                                                                                             (1,918)             (1,414)
   Premises and equipment                                                                              (102)               (297)
-------------------------------------------------------------------------------------------------------------------------------
Net cash received (paid) for business combinations/divestitures                                         (33)              1,522
-------------------------------------------------------------------------------------------------------------------------------
Other, net                                                                                               12                  45
===============================================================================================================================
NET CASH USED IN INVESTING ACTIVITIES                                                               (48,984)            (35,575)
===============================================================================================================================
Net change in
   Deposits                                                                                          44,852               1,180
   Securities loaned and central bank funds purchased and securities
   sold under repurchase agreements                                                                  20,178              30,300
   Other short-term borrowings                                                                          (96)              1,581
-------------------------------------------------------------------------------------------------------------------------------
Issuances of long-term debt and trust preferred securities                                            6,560               7,133
-------------------------------------------------------------------------------------------------------------------------------
Repayments and extinguishments of long-term debt and trust preferred securities                      (7,509)             (3,812)
-------------------------------------------------------------------------------------------------------------------------------
Issuances of common shares                                                                                -                   -
-------------------------------------------------------------------------------------------------------------------------------
Purchases of treasury shares                                                                         (7,752)             (6,454)
-------------------------------------------------------------------------------------------------------------------------------
Sale of treasury shares                                                                               8,141               6,413
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                                                                       -                   -
-------------------------------------------------------------------------------------------------------------------------------
Other, net                                                                                               14                 (39)
===============================================================================================================================
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                            64,388              36,302
===============================================================================================================================
Net effect of exchange rate changes on cash and due from banks                                          109                (361)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and due from banks                                                      126              (2,482)
Cash and due from banks, beginning of period                                                          6,636               8,979
Cash and due from banks, end of period                                                                6,762               6,497
-------------------------------------------------------------------------------------------------------------------------------
Interest paid                                                                                         5,680               5,963
Income taxes paid, net                                                                                  535                 297
-------------------------------------------------------------------------------------------------------------------------------

BASIS OF PRESENTATION

The accompanying consolidated financial statements as of March 31, 2004 and 2003 and for the three months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2003 Annual Report and Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet and other information.

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES

FIN 46 (REVISED DECEMBER 2003)

Effective March 31, 2004, the Group adopted the revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The Financial Accounting Standards Board (FASB) modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by E 12.5 billion due to the deconsolidation of guaranteed value mutual funds. The adoption had no impact on net income, however certain offsetting revenues and charges, chiefly trading revenues and charges against other revenues, will no longer be reported in the consolidated statement of income in future periods due to the deconsolidations.

FSP 106-1

In January 2004, the FASB issued Staff Position 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP"). The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. The FSP permits an entity to make a one-time election to defer recognizing the effects of the Act in accounting for its postretirement benefit plans under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), until either authoritative accounting guidance is issued or plan assets and obligations are remeasured due to a significant event.

The Group has elected to defer recognition of the effects of the Act in accounting for its postretirement plans under SFAS 106, and the pension postretirement benefit obligations and expense reported in the accompanying interim report do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require that the Group changes previously reported information.

SAB 105

In March 2004, the SEC released Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133 and is effective for commitments entered into after March 31, 2004. The adoption of SAB 105 is not expected to have a material impact on our consolidated financial statements.

EITF 03-1

In March 2004, the FASB ratified certain decisions reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." These decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. The impairment recognition provisions are effective July 1, 2004. New disclosures will also be required beginning December 31, 2004, regarding the impairment assessment of equity investments held at cost. Management is currently evaluating the impact this new rule will have on the financial statements.

SEGMENT INFORMATION

The Group's Segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

Management responsibility has changed for a deposit product activity, which was previously reported within the Corporate Banking & Securities Corporate Division and has been transferred to the Global Transaction Banking Corporate Division.

The Group's economic capital framework was further refined in the first quarter of 2004. The allocation of the Group's average active equity to the segments, which is driven by their economic capital as well as goodwill and other unamortized intangible assets attributable to them, now also reflects the diversification benefits across credit and market risk categories. As a result, the economic capital and the allocated average active equity of the segments decreased, with a corresponding increase in the average active equity of "Consolidation & Adjustments". For the restated first quarter 2003 this meant that E 501 million of average active equity is now recorded in "Consolidation & Adjustments". The equivalent amount for the restated full-year 2003 was E 1.1 billion.

All prior periods have been restated to conform to the current year's presentation.

Significant acquisitions and divestitures impacting the composition of our segmental operations are described below:

- In January 2004, the Group completed the acquisition of Dresdner Bank's German domestic custody business, which is included in Global Transaction Banking.

- In March 2004, we closed the sale of Corporate Investments' interest in the operations of Maxblue Americas to Banco do Brazil.

SEGMENTAL RESULTS OF OPERATIONS

--------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED                   Corporate and Investment Bank             Private Clients and Asset   Corporate       Total
MAR 31, 2004                                                                                  Management     Invest-     Manage-
                                -----------------------------------   ----------------------------------       ments        ment
                                 Corporate       Global       Total   Asset and   Private &        Total               Reporting
                                 Banking &       Trans-                  Wealth    Business
in E m.                         Securities       action                 Manage-     Clients
(except percentages)                            Banking                    ment
================================================================================================================================
NET REVENUES                        3,460          517       3,977         909       1,144        2,052         158       6,187
================================================================================================================================
Underlying revenues                 3,460          495       3,954         884       1,144        2,028          (3)      5,979
================================================================================================================================
Provision for loan losses              57           (4)         53          (5)         69           64           6         123
--------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions                        19            -          19          (1)         (1)          (1)          -          18
================================================================================================================================
TOTAL PROVISION FOR
CREDIT LOSSES                          76           (4)         72          (5)         68           63           6         141
================================================================================================================================
Operating cost base                 2,343          396       2,739         733         821        1,554          99       4,392
--------------------------------------------------------------------------------------------------------------------------------
Minority interest                       1            -           1           1           -            1          (1)          2
--------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -            -           -           -           -            -           -           -
--------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -           -           -
--------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and
claims                                  -            -           -          25           -           25           -          25
--------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions                        19            -          19          (1)         (1)          (1)          -          18
================================================================================================================================
TOTAL NONINTEREST EXPENSES          2,363          396       2,759         758         820        1,579          98       4,436
================================================================================================================================
INCOME BEFORE
INCOME TAXES                        1,040          125       1,165         155         255          410          54       1,629
================================================================================================================================
ADD (DEDUCT)
--------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses on
securities available for
sale/industrial holdings
including hedging                       -            -           -           -           -            -         (50)        (50)
--------------------------------------------------------------------------------------------------------------------------------
Significant equity
pick-ups/net (gains) losses
from investments                        -            -           -           -           -            -         (89)        (89)
--------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses from
businesses sold/held for sale           -          (23)        (23)          -           -            -         (22)        (45)
--------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -            -           -           -           -            -           -           -
--------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -           -           -
================================================================================================================================
UNDERLYING PRE-TAX
PROFIT (LOSS)                       1,040          102       1,142         155         255          410        (107)      1,444
================================================================================================================================
Cost/income ratio in %                 68           77          69          84          72           77          62          71
--------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio
in %                                   68           80          69          83          72           77         N/M          73
--------------------------------------------------------------------------------------------------------------------------------
Assets(1)                         752,207       22,743     766,203      35,018      80,690      115,635      18,886     870,440
--------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)              129,369       12,195     141,564      11,909      51,958       63,867      12,031     217,462
--------------------------------------------------------------------------------------------------------------------------------
Average active equity              11,542        1,275      12,817       5,001       1,573        6,573       3,957      23,347
--------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average
active equity in %                     36           39          36          12          65           25           5          28
--------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on
average active equity
in %                                   36           32          36          12          65           25         (11)         25
--------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful
(1) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

--------------------------------------------------------------------------------------------------------------------------------
Three months ended                    Corporate and Investment Bank            Private Clients and Asset   Corporate       Total
Mar 31, 2003                                                                                  Management     Invest-     Manage-
                                -----------------------------------   ----------------------------------       ments        ment
                                 Corporate       Global       Total   Asset and   Private &        Total               Reporting
                                 Banking &       Trans-                  Wealth    Business
in E m.                         Securities       action                 Manage-     Clients
(except percentages)                            Banking                    ment
================================================================================================================================
NET REVENUES                        3,092        1,041       4,133         886       1,103        1,989      (1,068)      5,054
================================================================================================================================
Underlying revenues                 3,092          533       3,626         835       1,103        1,938          86       5,649
================================================================================================================================
Provision for loan losses             255            7         262           3          95           98          20         380
--------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions                       (14)         (17)        (31)          -           -            1           -         (30)
================================================================================================================================
TOTAL PROVISION FOR
CREDIT LOSSES                         241           (9)        231           3          95           98          20         350
================================================================================================================================
Operating cost base                 1,978          475       2,454         728         880        1,608         239       4,301
--------------------------------------------------------------------------------------------------------------------------------
Minority interest                       2            -           2           3           -            3         (12)         (7)
--------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -           (2)         (2)          -          (1)          (1)          -          (2)
--------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -         114         114
--------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and
claims                                  -            -           -           8           -            8           -           8
--------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions                       (14)         (17)        (31)          -           -            1           -         (30)
================================================================================================================================
TOTAL NONINTEREST EXPENSES          1,966          457       2,423         740         880        1,619         342       4,384
================================================================================================================================
INCOME (LOSS) BEFORE INCOME
TAXES                                 871          576       1,448         143         128          272      (1,430)        290
================================================================================================================================
ADD (DEDUCT)
--------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses on
securities available for
sale/industrial holdings
including hedging                       -            -           -           -           -            -         392         392
--------------------------------------------------------------------------------------------------------------------------------
Significant equity
pick-ups/net (gains) losses
from investments                        -            -           -           -           -            -         715         715
--------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses from
business sold/held for sale             -         (508)       (508)        (43)          -          (43)         47        (503)
--------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -           (2)         (2)          -          (1)          (1)          -          (2)
--------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -         114         114
================================================================================================================================
UNDERLYING PRE-TAX PROFIT
(LOSS)                                871           67         939         101         128          229        (162)      1,005
================================================================================================================================
Cost/income ratio in %                 64           46          59          83          80           81         N/M          87
--------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio
in %                                   64           89          68          87          80           83         N/M          76
--------------------------------------------------------------------------------------------------------------------------------
Assets
(as of Dec 31, 2003)(1)           693,414       16,709     681,722      48,138      78,477      124,606      18,987     795,818
--------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS
risk positions)                   141,304       14,553     155,857      12,304      49,816       62,120      18,116     236,093
--------------------------------------------------------------------------------------------------------------------------------
Average active equity              13,667        1,518      15,185       6,034       1,504        7,537       6,156      28,878
--------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average
active equity in %                     26          152          38          10          34           14         (93)          4
--------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on
average active equity
in %                                   26           18          25           7          34           12         (11)         14
--------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful
(1) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the first quarter of 2004 and 2003:

REVENUE COMPONENTS OF THE CORPORATE AND INVESTMENT BANK GROUP DIVISION

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                                                                               --------------------------------
in E m.                                                                                        MAR 31, 2004        Mar 31, 2003
================================================================================================================================
Origination (equity)                                                                                    130                  48
--------------------------------------------------------------------------------------------------------------------------------
Origination (debt)                                                                                      153                 165
================================================================================================================================
TOTAL ORIGINATION                                                                                       283                 213
================================================================================================================================
Sales & Trading (equity)                                                                                786                 594
--------------------------------------------------------------------------------------------------------------------------------
Sales & Trading (debt and other products)                                                             1,899               1,767
================================================================================================================================
TOTAL SALES & TRADING                                                                                 2,685               2,361
================================================================================================================================
Advisory                                                                                                 93                 120
--------------------------------------------------------------------------------------------------------------------------------
Loan products                                                                                           463                 462
--------------------------------------------------------------------------------------------------------------------------------
Transaction services                                                                                    495                 533
--------------------------------------------------------------------------------------------------------------------------------
Other                                                                                                   (42)                445
================================================================================================================================
TOTAL                                                                                                 3,977               4,133
--------------------------------------------------------------------------------------------------------------------------------

REVENUE COMPONENTS OF THE PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                                                                               --------------------------------
in E m.                                                                                        MAR 31, 2004        Mar 31, 2003
================================================================================================================================
Portfolio/fund management                                                                               613                 616
--------------------------------------------------------------------------------------------------------------------------------
Brokerage                                                                                               447                 427
--------------------------------------------------------------------------------------------------------------------------------
Loan/deposit                                                                                            590                 597
--------------------------------------------------------------------------------------------------------------------------------
Payments, account & remaining financial services                                                        206                 190
--------------------------------------------------------------------------------------------------------------------------------
Other                                                                                                   196                 160
================================================================================================================================
TOTAL                                                                                                 2,052               1,989
--------------------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO U.S. GAAP

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                          -------------------------------------------------------------------------------------
                                                                      MAR 31, 2004                                 Mar 31, 2003
                                          ----------------------------------------      ---------------------------------------
                                              TOTAL        CONSOLI-          TOTAL          Total       Consoli-          Total
                                             MANAGE        DATION &       CONSOLI-        Manage-       dation &       Consoli-
                                               MENT         ADJUST-          DATED           ment        Adjust-          dated
in E m.                                   REPORTING           MENTS                     Reporting          ments
================================================================================================================================
Net revenues                                  6,187             (33)         6,154          5,054            (60)         4,994
--------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                       123               -            123            380              -            380
--------------------------------------------------------------------------------------------------------------------------------
Noninterest expenses                          4,436              34          4,470          4,384             (4)         4,380
================================================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES             1,629             (67)         1,561            290            (56)           234
================================================================================================================================
Total assets                                870,440           7,707        878,147        795,818(1)       7,796(1)     803,614(1)
--------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)                        217,462           1,589        219,050        236,093          2,658        238,751
--------------------------------------------------------------------------------------------------------------------------------
Average active equity                        23,347           2,244         25,591         28,878            501         29,379
--------------------------------------------------------------------------------------------------------------------------------

(1)   As of December 31, 2003.

Consolidation & Adjustments reconciles the total results according to management reporting to the consolidated financial statements. It includes differences in accounting methods used for management reporting versus U.S. GAAP and corporate items, which are not under the responsibility of the segments.

Loss before income taxes of E 67 million in the first quarter of 2004 and E 56 million in the same period last year included no items which were individually material.

INFORMATION ON THE INCOME STATEMENT

NET INTEREST AND TRADING REVENUES

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                                                                               --------------------------------
in E m                                                                                         MAR 31, 2004        Mar 31, 2003
================================================================================================================================
Net interest revenues                                                                                 1,394               1,306
--------------------------------------------------------------------------------------------------------------------------------
Trading revenues, net                                                                                 2,035               1,784
================================================================================================================================
TOTAL NET INTEREST AND TRADING REVENUES                                                               3,429               3,090
================================================================================================================================

================================================================================================================================
BREAKDOWN BY GROUP DIVISION/CIB PRODUCT:
--------------------------------------------------------------------------------------------------------------------------------
   Sales & Trading (equity)                                                                             516                 505
--------------------------------------------------------------------------------------------------------------------------------
   Sales & Trading (debt and other products)                                                          1,657               1,648
--------------------------------------------------------------------------------------------------------------------------------
Total Sales & Trading                                                                                 2,173               2,153
--------------------------------------------------------------------------------------------------------------------------------
Loan products(1)                                                                                        264                 265
--------------------------------------------------------------------------------------------------------------------------------
Transaction services                                                                                    209                 233
--------------------------------------------------------------------------------------------------------------------------------
Remaining products(2)                                                                                   (40)                (45)
--------------------------------------------------------------------------------------------------------------------------------
Total Corporate and Investment Bank                                                                   2,606               2,607
--------------------------------------------------------------------------------------------------------------------------------
Private Clients and Asset Management                                                                    881                 665
--------------------------------------------------------------------------------------------------------------------------------
Corporate Investments                                                                                  (40)                (23)
--------------------------------------------------------------------------------------------------------------------------------
Consolidation & Adjustments                                                                            (18)               (158)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL NET INTEREST AND TRADING REVENUES                                                               3,429               3,090
--------------------------------------------------------------------------------------------------------------------------------

(1) Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

(2) Includes net interest and trading revenues of origination, advisory and other products.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

--------------------------------------------------------------------------------------------------------------------------------
                                                                         Pension benefits               Postretirement benefits
                                                         --------------------------------       -------------------------------
                                                                                                             Three months ended
                                                         ----------------------------------------------------------------------
in E m.                                                  MAR 31, 2004        Mar 31, 2003       MAR 31, 2004       Mar 31, 2003
================================================================================================================================
Service cost                                                       63                  78                  2                  1
--------------------------------------------------------------------------------------------------------------------------------
Interest cost                                                      97                 105                  3                  2
--------------------------------------------------------------------------------------------------------------------------------
Expected return on plan assets                                    (97)               (115)                 -                  -
--------------------------------------------------------------------------------------------------------------------------------
Actuarial loss recognized                                          17                  19                  -                  -
--------------------------------------------------------------------------------------------------------------------------------
Settlement/curtailment                                              -                  (2)                 -                  -
--------------------------------------------------------------------------------------------------------------------------------
Amortization of unrecognized
transition obligation (asset)                                       3                  (2)                 -                  -
================================================================================================================================
TOTAL DEFINED BENEFIT PLANS                                        83                  83                  5                  3
--------------------------------------------------------------------------------------------------------------------------------
Defined contribution plans                                         41                  47                  -                  -
================================================================================================================================
NET PERIODIC BENEFIT EXPENSE                                      124                 130                  5                  3
--------------------------------------------------------------------------------------------------------------------------------

SFAS 123 PRO-FORMA-INFORMATION

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Three months ended
                                                                                                -------------------------------
in E m.                                                                                         MAR 31, 2004       Mar 31, 2003
================================================================================================================================
Net income (loss), as reported                                                                           941               (219)
--------------------------------------------------------------------------------------------------------------------------------
Add: Share-based compensation expense included in reported net income (loss),
net of related tax effects(1)                                                                            125                 98
--------------------------------------------------------------------------------------------------------------------------------
Deduct: Share-based compensation expense determined under fair value method
for all awards, net of related tax effects(1)                                                           (127)               (10)
================================================================================================================================
PRO FORMA NET INCOME (LOSS)                                                                              939               (130)
================================================================================================================================
Earnings (loss) per share
   Basic - as reported                                                                                E 1.81            E (0.37)
   Basic - pro forma                                                                                  E 1.81            E (0.22)
   Diluted - as reported                                                                              E 1.67            E (0.37)
   Diluted - pro forma                                                                                E 1.67            E (0.22)
--------------------------------------------------------------------------------------------------------------------------------

(1) Amounts for the three months ended March 31, 2004 and 2003 do not reflect any share-based awards related to the 2004 and 2003 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year.

INFORMATION ON THE BALANCE SHEET

SECURITIES AVAILABLE FOR SALE

--------------------------------------------------------------------------------------------------------------------------------
                                                                MAR 31, 2004                                       Dec 31, 2003
                                  ------------------------------------------         ------------------------------------------
                                    FAIR     GROSS UNREALIZED      AMORTIZED           Fair     Gross unrealized      Amortized
                                   VALUE              HOLDING           COST          value              holding           cost
                                             ----------------                                   ----------------
in E m.                                       GAINS    LOSSES                                    gains    losses
================================================================================================================================
Debt securities                   17,643        308      (170)        17,505         16,813        252      (174)        16,735
--------------------------------------------------------------------------------------------------------------------------------
Equity securities                  6,831      1,424       (31)         5,438          7,818      1,897       (18)         5,939
================================================================================================================================
TOTAL                             24,474      1,732      (201)        22,943         24,631      2,149      (192)        22,674
--------------------------------------------------------------------------------------------------------------------------------

PROBLEM LOANS

--------------------------------------------------------------------------------------------------------------------------------
                                                                MAR 31, 2004                                       Dec 31, 2003
                                --------------------------------------------       --------------------------------------------
                                IMPAIRED        NONPERFORMING          TOTAL       Impaired        Nonperforming          Total
                                   LOANS          HOMOGENEOUS                         loans          homogeneous
in E m.                                                 LOANS                                              loans
================================================================================================================================
Nonaccrual loans                   4,738                1,076          5,814          4,980                1,062          6,042
--------------------------------------------------------------------------------------------------------------------------------
Loans 90 days or more
past due and still
accruing                              59                  295            354             74                  306            380
--------------------------------------------------------------------------------------------------------------------------------
Troubled debt
restructurings                       112                    -            112            201                    -            201
================================================================================================================================
TOTAL                              4,909                1,371          6,280          5,255                1,368          6,623
--------------------------------------------------------------------------------------------------------------------------------

ALLOWANCES FOR CREDIT LOSSES

--------------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR ON-BALANCE SHEET POSITIONS                                                                     Three months ended
                                                                                               --------------------------------
in E m.                                                                                        MAR 31, 2004        Mar 31, 2003
================================================================================================================================
BALANCE, BEGINNING OF YEAR                                                                            3,281               4,317
================================================================================================================================
Provision for loan losses                                                                               123                 380
--------------------------------------------------------------------------------------------------------------------------------
NET CHARGE-OFFS                                                                                        (396)               (602)
   Charge-offs                                                                                         (429)               (633)
   Recoveries                                                                                            33                  31
--------------------------------------------------------------------------------------------------------------------------------
Allowance related to acquisitions/divestitures                                                            -                (104)
--------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation                                                                             22                 (76)
================================================================================================================================
BALANCE, END OF PERIOD                                                                                3,030               3,915
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR OFF-BALANCE SHEET POSITIONS                                                                    Three months ended
                                                                                               --------------------------------
in E m.                                                                                        MAR 31, 2004        Mar 31, 2003
================================================================================================================================
BALANCE, BEGINNING OF YEAR                                                                              416                 485
================================================================================================================================
Provision for credit losses on lending-related commitments                                               18                 (30)
--------------------------------------------------------------------------------------------------------------------------------
Allowance related to acquisitions/divestitures                                                            -                  (3)
--------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation                                                                              3                  (6)
================================================================================================================================
BALANCE, END OF PERIOD                                                                                  437                 446
--------------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT

--------------------------------------------------------------------------------------------------------------------------------
in E m.                                                                                        MAR 31, 2004        Dec 31, 2003
================================================================================================================================
SENIOR DEBT
Bonds and notes
   Fixed rate                                                                                        44,675              47,364
   Floating rate                                                                                     36,620              37,217
--------------------------------------------------------------------------------------------------------------------------------
SUBORDINATED DEBT
Bonds and notes
   Fixed rate                                                                                        10,562              10,379
   Floating rate                                                                                      3,567               2,520
================================================================================================================================
TOTAL                                                                                                95,424              97,480
--------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION

VARIABLE INTEREST ENTITIES (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R). Included are also those entities which were consolidated already as Special Purpose Entities.

--------------------------------------------------------------------------------------------------------------------------------
                                                                     Consolidated VIEs                         Significant VIEs
                                                                     -----------------         --------------------------------
                                                                            Aggregated           Aggregated             Maximum
Mar 31, 2004, in E m.                                                     total assets         total assets    exposure to loss
================================================================================================================================
Commercial paper programs                                                        5,380               18,923              20,755
--------------------------------------------------------------------------------------------------------------------------------
Guaranteed value mutual funds                                                      560                7,435               7,435
--------------------------------------------------------------------------------------------------------------------------------
Asset securitization and other                                                  11,014                1,401                 138
--------------------------------------------------------------------------------------------------------------------------------
Commercial real estate leasing vehicles and closed-end funds                     1,001                1,679                 116
--------------------------------------------------------------------------------------------------------------------------------

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results primarily from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

--------------------------------------------------------------------------------------------------------------------------------
in E m.                                                                                        MAR 31, 2004        Dec 31, 2003
================================================================================================================================
Commitments to extend credit
   Fixed rates(1)                                                                                    23,148              22,318
   Variable rates(2)                                                                                 74,441              66,566
--------------------------------------------------------------------------------------------------------------------------------
Financial guarantees, standby letters of credit and performance guarantees                           24,325              23,772
================================================================================================================================
TOTAL                                                                                               121,914             112,656
--------------------------------------------------------------------------------------------------------------------------------

(1) Includes commitments to extend commercial letters of credit and guarantees of E 2.4 billion and E 2.3 billion at March 31, 2004 and December 31, 2003, respectively.

(2) Includes commitments to extend commercial letters of credit and guarantees of E 1.8 billion and E 0.8 billion at March 31, 2004 and December 31, 2003, respectively.

VALUE-AT-RISK BY RISK CATEGORY(1)

--------------------------------------------------------------------------------------------------------------------------------
                                   Value-at-risk            Interest   Equity price risk           Commodity            Foreign
                                           total           rate risk                              price risk      exchange risk
                                  --------------      --------------   -----------------      --------------     --------------
in E m.                           2004      2003      2004      2003      2004      2003      2004      2003     2004      2003
================================================================================================================================
Value-at-risk(2)                  75.5      60.0      64.0      52.6      30.8      27.3       6.0       7.1      9.8       6.8
================================================================================================================================
Minimum value-at-risk(3)          54.5      32.3      47.7      27.6      22.8      13.0       4.8       3.3      5.2       3.2
--------------------------------------------------------------------------------------------------------------------------------
Maximum value-at-risk(3)          83.7      72.1      70.1      64.1      40.5      37.0       9.0      16.7     18.4      17.5
--------------------------------------------------------------------------------------------------------------------------------
Average value-at-risk(3)          66.9      48.4      57.0      45.9      30.0      21.9       7.3       6.4     10.0       7.7
--------------------------------------------------------------------------------------------------------------------------------

(1) All figures for 1-day holding period; 99% confidence level (CIB trading units only).

(2) Figures for 2003 as of December 31, 2003; figures for 2004 as of March 31, 2004.

(3) Amounts show the bands within which the values fluctuated during the period January 1 - March 31, 2004 and the year 2003, respectively.

CAPITAL ACCORDING TO BIS

--------------------------------------------------------------------------------------------------------------------------------
in E m.                                                                                        MAR 31, 2004        Dec 31, 2003
================================================================================================================================
TIER I
--------------------------------------------------------------------------------------------------------------------------------
Common shares                                                                                         1,490               1,490
--------------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                                           11,147              11,147
--------------------------------------------------------------------------------------------------------------------------------
Retained earnings, consolidated profit, treasury shares, cumulative translation
adjustment, share awards                                                                             17,262              16,459
--------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                      827                 347
--------------------------------------------------------------------------------------------------------------------------------
Noncumulative trust preferred securities                                                              3,334               3,287
--------------------------------------------------------------------------------------------------------------------------------
Other (equity contributed on silent partnership interests)                                              582                 572
--------------------------------------------------------------------------------------------------------------------------------
Items deducted (principally goodwill and tax effect of available for sale securities)               (12,496)            (11,684)
================================================================================================================================
TOTAL CORE CAPITAL                                                                                   22,146              21,618
================================================================================================================================
TIER II
--------------------------------------------------------------------------------------------------------------------------------
Unrealized gains on listed securities (45% eligible)                                                    596                 830
--------------------------------------------------------------------------------------------------------------------------------
Other inherent loss allowance                                                                           502                 503
--------------------------------------------------------------------------------------------------------------------------------
Cumulative preferred securities                                                                         845                 831
--------------------------------------------------------------------------------------------------------------------------------
Subordinated liabilities, if eligible according to BIS                                                7,099               6,089
================================================================================================================================
TOTAL SUPPLEMENTARY CAPITAL                                                                           9,042               8,253
================================================================================================================================
TOTAL REGULATORY CAPITAL(1)                                                                          31,188              29,871
--------------------------------------------------------------------------------------------------------------------------------

(1)   Currently we do not have Tier III capital components.

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

--------------------------------------------------------------------------------------------------------------------------------
in E m.                                                                                        MAR 31, 2004        Dec 31, 2003
================================================================================================================================
BIS risk position(1)                                                                               219,050             215,672
--------------------------------------------------------------------------------------------------------------------------------
BIS capital ratio (Tier I + II + III)(2)                                                              14.2%               13.9%
--------------------------------------------------------------------------------------------------------------------------------
BIS core capital ratio (Tier I)                                                                       10.1%               10.0%
--------------------------------------------------------------------------------------------------------------------------------

(1) Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of E 10.3 billion (2003: E 9.5 billion).

(2)   Currently we do not have Tier III capital components.

OTHER INFORMATION

LITIGATION

On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. ("DBSI"), the U.S. SEC-registered broker-dealer subsidiary of Deutsche Bank, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agrees, among other things: (i) to pay E 40 million, of which E 20 million is a civil penalty and E 20 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute E 20 million spread over five years to provide third-party research to clients, (iv) to contribute E 4 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors. On April 28, 2003, U.S. securities regulators announced a final settlement of the research analyst investigations with most of these investment banks. Shortly before this date, DBSI located certain e-mail that was inadvertently not produced during the course of the investigation. As a result, DBSI was not part of the group of investment banks settling on that day. DBSI has cooperated fully with the regulators to ensure that all relevant e-mail is produced and is hopeful that this matter will be resolved shortly.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS

This document contains non-U.S. GAAP financial measures, including underlying revenues, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

-     Definitions of such non-U.S. GAAP financial measures,

- Reconciliation of such measures to the most directly comparable U.S. GAAP financial measure.

DEFINITIONS OF FINANCIAL MEASURES

We use the following terms with the following meanings:

- Underlying revenues: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from net interest expenses).

- Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment.

- Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment and specific revenue items as referred to in the respective tables.

- Underlying cost/income ratio in %: Operating cost base as a percentage of underlying revenues. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

- Average active equity: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.

-     Adjusted return on average active equity (post-tax) in %: Net income
      (loss) less the reversal of 1999/2000 credit for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. Underlying pre-tax return on average active equity in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. Pre-tax return on average active equity in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC-Form 20-F of March 25, 2004 on page F-73, F-74 and S-12 and in our Financial Report 2003 on page 108 and 109.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                        Three months ended               Change
                                                                         ---------------------------------              -------
in E m.                                                                  MAR 31, 2004         Mar 31, 2003                 in %
================================================================================================================================
REPORTED NET REVENUES                                                           6,154                4,994                   23
--------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Net (gains) losses on securities available for sale/
   industrial holdings including hedging                                          (50)                 392                  N/M
   Significant equity pick-ups/net (gains) losses
   from investments(1)                                                            (89)                 715                  N/M
   Net (gains) losses from businesses sold/held for sale                          (45)                (503)                 (91)
   Policyholder benefits and claims(2)                                            (50)                 (28)                  79
--------------------------------------------------------------------------------------------------------------------------------
UNDERLYING REVENUES                                                             5,921                5,570                    6
================================================================================================================================

================================================================================================================================
REPORTED PROVISION FOR LOAN LOSSES                                                123                  380                  (68)
--------------------------------------------------------------------------------------------------------------------------------
   Provision for off-balance sheet positions(3)                                    18                  (30)                 N/M
--------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT LOSSES                                                 141                  350                  (60)
================================================================================================================================

================================================================================================================================
REPORTED NONINTEREST EXPENSES                                                   4,470                4,380                    2
--------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Restructuring activities                                                         -                    2                  N/M
   Goodwill impairment                                                              -                 (114)                 N/M
   Minority interest                                                               (2)                   7                  N/M
   Policyholder benefits and claims(2)                                            (50)                 (28)                  79
   Provision for off-balance sheet positions(3)                                   (18)                  30                  N/M
--------------------------------------------------------------------------------------------------------------------------------
OPERATING COST BASE                                                             4,400                4,277                    3
================================================================================================================================

================================================================================================================================
REPORTED INCOME BEFORE INCOME TAXES                                             1,561                  234                  567
--------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Net (gains) losses on securities available for sale/
   industrial holdings including hedging                                          (50)                 392                  N/M
   Significant equity pick ups/net (gains) losses
   from investments(1)                                                            (89)                 715                  N/M
   Net (gains) losses from businesses sold/held for sale                          (45)                (503)                 (91)
   Restructuring activities                                                         -                   (2)                 N/M
   Goodwill impairment                                                              -                  114                  N/M
--------------------------------------------------------------------------------------------------------------------------------
UNDERLYING PRE-TAX PROFIT                                                       1,377                  950                   45
--------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful

(1) Includes net gains/losses from significant equity method investments and other significant investments.

(2) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

(3) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

RECONCILIATION OF GROUP REPORTED AND UNDERLYING RATIOS

--------------------------------------------------------------------------------------------------------------------------------
                                                                                        Three months ended               Change
                                                                         ---------------------------------
In E m.                                                                  MAR 31, 2004         Mar 31, 2003
================================================================================================================================
RECONCILIATION OF COST RATIOS
================================================================================================================================

================================================================================================================================
REPORTED NONINTEREST EXPENSES                                                   4,470                4.380                   2%
--------------------------------------------------------------------------------------------------------------------------------
DEDUCT
   Compensation and benefits                                                    2,816                2,582                   9%
--------------------------------------------------------------------------------------------------------------------------------
NON-COMPENSATION NONINTEREST EXPENSES                                           1,654                1,798                 (8)%
================================================================================================================================
ADD (DEDUCT)
   Restructuring activities                                                         -                    2                  N/M
   Goodwill impairment                                                              -                 (114)                 N/M
   Minority interest                                                               (2)                   7                  N/M
   Policyholder benefits and claims                                               (50)                 (28)                 79%
   Provision for off-balance sheet positions                                      (18)                  30                  N/M
--------------------------------------------------------------------------------------------------------------------------------
NON-COMPENSATION OPERATING COST BASE                                            1,585                1,695                 (7)%
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio                                                                 73%                  88%             (15) ppt
--------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio                                                      74%                  77%              (2) ppt
--------------------------------------------------------------------------------------------------------------------------------
Compensation ratio                                                                46%                  52%              (6) ppt
--------------------------------------------------------------------------------------------------------------------------------
Underlying compensation ratio                                                     48%                  46%                1 ppt
--------------------------------------------------------------------------------------------------------------------------------
Non-compensation ratio                                                            27%                  36%              (9) ppt
--------------------------------------------------------------------------------------------------------------------------------
Underlying non-compensation ratio                                                 27%                  30%              (4) ppt
--------------------------------------------------------------------------------------------------------------------------------

================================================================================================================================
RECONCILIATION OF PROFITABILITY RATIOS
================================================================================================================================

================================================================================================================================
NET INCOME (LOSS)                                                                 941                 (219)                 N/M
--------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Reversal of 1999/2000 credits for tax rate changes                              23                   30                (23)%
   Cumulative effect of accounting changes, net of tax                              -                    -                  N/M
--------------------------------------------------------------------------------------------------------------------------------
ADJUSTED NET INCOME (LOSS)                                                        964                 (189)                 N/M
================================================================================================================================

================================================================================================================================
AVERAGE SHAREHOLDERS' EQUITY                                                   28,422               30,259                 (6)%
--------------------------------------------------------------------------------------------------------------------------------
   Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and
   2000 tax rate changes in Germany                                            (1,885)                  (5)                 N/M
   Average dividends                                                             (946)                (875)                  8%
--------------------------------------------------------------------------------------------------------------------------------
AVERAGE ACTIVE EQUITY                                                          25,591               29,379                (13)%
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity (post-tax)                                 13%                 (3)%               16 ppt
--------------------------------------------------------------------------------------------------------------------------------
Adjusted return on average active equity (post-tax)                               15%                 (3)%               18 ppt
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average shareholders' equity                                    22%                   3%               19 ppt
--------------------------------------------------------------------------------------------------------------------------------
Pre-tax return average active equity                                              24%                   3%               21 ppt
--------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on average active equity                                22%                  13%                9 ppt
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Equity turnover (based on average shareholders' equity)                           87%                  66%               21 ppt
--------------------------------------------------------------------------------------------------------------------------------
Equity turnover (based on average active equity)                                  96%                  68%               28 ppt
--------------------------------------------------------------------------------------------------------------------------------
Underlying equity turnover (based on average active equity)                       93%                  76%               17 ppt
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Profit margin                                                                     25%                   5%               21 ppt
--------------------------------------------------------------------------------------------------------------------------------
Underlying profit margin                                                          23%                  17%                6 ppt
--------------------------------------------------------------------------------------------------------------------------------

ppt - percentage points           N/M - Not meaningful

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: April 30, 2004
                                            By:    /s/ Krekeler
                                                --------------------------------
                                            Name:  Hans-Dirk Krekeler
                                            Title: General Counsel to the
                                                     Board of Managing Directors


                                            By:    /s/ Anthony Di Iorio
                                                --------------------------------
                                            Name:  Anthony Di Iorio
                                            Title: Group Controller